VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
($ in thousands)			
Balances at December 31, 2014	$ 20,492	$ 17,671	$ 38,163
Net income	-	15,566	15,566
Excess tax benefits from stock-based compensation	95	-	95
Dividends to parent	-	(26,000)	(26,000)
Balances at December 31, 2015	$ 20,587	$ 7,237	$ 27,824

The accompanying notes are an integral part of these financial statements.